Exhibit (f)(7)
Agreement to Furnish Certain Instruments
     This Agreement to Furnish Certain Instruments is dated effective as of the 25th day of June, 2008, by Triangle Capital Corporation, a Maryland corporation (the “Company”).
     Whereas, the Company intends to file a registration statement on Form N-2 with the Securities and Exchange Commission (the “Commission”) on June 25, 2008, in order to register common stock to be offered to the public from time to time, if at all;
     Whereas, in lieu of filing certain debt instruments, Item 25.2.f of Form N-2 requires that the Company agree, upon request, to furnish copies of any instrument defining the rights of the holders of long-term debt of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed, if the total amount of securities authorized thereunder amounts to less than two percent of the total assets of the Company and its subsidiaries on a consolidated basis (each, an “Accessible Debt Instrument”); and
     Whereas, the Company’s wholly owned subsidiary, Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership, has issued several debentures which would qualify as Accessible Debt Instruments under Item 25.2.f of Form N-2.
     Now, Therefore, the Company hereby acknowledges and agrees that, upon request, it will furnish to the Commission copies of any Accessible Debt Instrument.
     In Witness Whereof, the Company has caused this Agreement to be executed by a duly authorized officer as of the day and year first above written.

TRIANGLE CAPITAL CORPORATION
By:	/s/ Steven C. Lilly
	Name:	Steven C. Lilly
	Title:	Chief Financial Officer and Secretary